082-03322

GRASIM

ADITYA BIRLA GROUP

RECEIVED
2008 APR 30 P 3:24

25th March, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance [redacted]
450, Fifth Street
Washington DC 20459, USA

08002252

SUPPL

Dear Sirs,

Re: Divestment of equity interest in Shree Digvijay Cement Company Limited ("SDCCL")

This is further to our letter dated 4th December, 2007, vide which we had informed you that the Board of the Company at its meeting held on 4th December, 2007 had approved the sale of its entire holding of 75,816,681 equity shares representing 53.63% of the capital of Shree Digvijay Cement Company Limited (SDCCL) to CIMPOR Inversiones S.A. ("Cimpor"), Calle Brasil, 56-36024 Vigo, Spain.

With the completion of aforesaid sale today, SDCCL has ceased to be a subsidiary of the Company.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
MAY 06 2008
THOMSON REUTERS

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)